EXHIBIT 99.1

Tanzanian Royalty Announces Closing of the Sale of $281,000 in Common Shares

TORONTO, March 04, 2019 (GLOBE NEWSWIRE) -- Tanzanian Royalty Exploration Corporation's (TSX:TNX) (NYSE AMERICAN:TRX) (the "Company’s”) Board of Directors is pleased to announce that it has completed the sale of 625,557 common shares raising $281,000 in the aggregate previously announce in its press release of February 27, 2019.

The proceeds from the sale of common shares will be used in furtherance of the Company’s Three-Phase Drill Program at the Buckreef Project.

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair
Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tanzaninaroyalty.com, 860-248-0999, or visit the Company website at www.tanzanianroyalty.com

CONNECTICUT OFFICE:	TORONTO OFFICE:
PO Box 577	82 Richmond Street West
Sherman, CT	Suite 208
U.S.A. 06784	Toronto, Ontario M5C 1P1
Fax: (860) 799-0350	Toll Free (844) 364-1830
investors@TanzanianRoyalty.com	www.TanzanianRoyaltyExploration.com